NOVAWEST

NovaWest Resources Inc.

06017315

RECEIVED

2006 OCT -4 P 1:

FICE OF INTERNATI
CORPORATE FINAN

News Release

For Immediate Release

Property Option Extension
True North Ni-Cu-PGM-Co Project - Raglan

Tuesday, September 19th 2006

SUPPL

Novawest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchang pleased to announce Novawest has entered into an agreement with Coronado Resources Ltd (herein "Coronado", formerly "Minera") wher the date by which Novawest has to meet the exploration commitments on the True North Property Option at Raglan has been extended b years until March 2009. Novawest appreciates Coronado's understanding and co-operation in extending the Option without additic compensation. The 304-claim cell (30,774 acre) True North Property, situated on the North Raglan Trend approximately 2.5 kms nortl Falconbridge Limited's Cross Lake deposits, is contiguous to the west end of Falconbridge Limited's main Raglan holdings hosting majority of Falconbridge's known Raglan deposits, as well as their operating world-class Ni-Cu-PGM-Co mine. It is also in very cl proximity to the Thunder Project.

Should a minimum of $440,000 be spent on exploration on the True North property prior to March 2009 (over half of which has already b spent) and the necessary renewal payments be paid to the Province of Quebec, the property will then be co-owned 52½ % by Novawest ("Optionee"), 30 % by Coronado (the "Optionor") and the remaining 17½ % by Cascadia. Cascadia is obligated to pay 25 % of Novawe costs of acquisition of the 70 % interest in the True North property. Novawest holds its interest in the True North Option, 75% for Novawe benefit and 25% for the benefit of Cascadia. As such, Novawest is entitled to decide how and when to incur expenditures for the purposes the earn-in under the True North Option. Novawest is the sole Operator of the True North. In acting in this capacity Novawest will conti to operate in accordance with good mineral exploration practices of the Canadian Mining Industry and report to Cascadia on a reasonable b as to its knowledge of the progress of the exploration program on the True North Property. For further details regarding the True Nc ("Minera") Option please refer to Novawest's August 23 release at http://www.novawest.com

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.c to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

dlw 10/4

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND I NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST
NovaWest Resources Inc.

News Release

For Immediate Release

Novawest Acquires Another Favourable Target in Chibougamau

Vancouver, Friday September 20 2006, 10:00 a.m. PST

Novawest acquired mineral title to a kimberlitic geophysical target identified in a recent MEGATEM II airborne survey soon a the survey's release on July 10, 2006. The geophysical target bears similar magnetic characteristics to a kimberlite pipe model

Novawest's target, known as Cluster A-26, is a cluster of high correlation Keating coefficients within Chibougamau Comp tonalites in Scott Lake, 10km northwest of the Chibougamau airport. Cluster A-26 occurs in a northwesterly trending magn feature. Preliminary field investigations have not been conclusive to determining the source of the magnetic response due to position of the cluster between islands in Scott Lake. Further investigations will be undertaken in the coming months.

Novawest's Cluster A-26 is located just 2.8km southeast of the Cogitore's massive sulfide drill-hole discovery announced July 2006.

Diamond exploration in the Chibougamau region by Dios has resulted in encouraging diamond indicator mineral results on th Chibouki Project (60km northeast of Novawest's Cluster A-26). Advanced diamond exploration projects such as the Ren kimberlite cluster (370km northeast), the Timiskaming kimberlites (460km southwest) and the Victor kimberlite (720 northwest) provide encouragement farther afield .
Novawest's extensive mineral title holdings in the Chibougamau region also contains 6 other Keating Coefficient clusters t have been initially prospected. Further work is recommended on some targets.

The seven Novawest-held Keating Coefficient clusters are at a very preliminary stage in the determination of poten diamondiferous kimberlites. This opportunity will be explored along with Novawest's wholly owned copper-gold explorati programs in the region.

Further discussion of the targeting methods used to identify this new target may be found under "Chibougamau: Scott La Magnetic Anomaly" at http://www.novawest.com.

Robert Stewart, (P. Geo), is the Qualified Person pursuant to National Instrument 43-101 for this News Release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed